EXHIBIT 12
PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	September 30, 2006	October 1, 2005	October 2, 2004	September 27, 2003	September 28, 2002
	(amounts in thousands, except ratio)
EARNINGS:
Income before income taxes	$(36,317)	$403,523	$208,535	$63,235	$61,861

Add: Total fixed charges (see below)	64,172	64,735	67,168	49,647	48,394
Less: Interest Capitalized	(4,298)	(2,841)	(1,714)	(1,535)	(7,153)
Total Earnings	$26,557	$465,417	$273,989	$111,347	$103,102

FIXED CHARGES:
Interest (1)	$54,899	$52,426	$56,150	40,356	$38,840
Portion of rental expense representative of the interest factor (2)	12,273	12,309	11,018	9,291	9,554
Total fixed charges	$67,172	$64,735	$67,168	$49,647	$48,394
Ratio of earnings to fixed charges	(3)	7.19	4.08	2.24	(4)

(1) Interest includes amortization of capitalized financing fees.
(2) One-third of rental expenses is assumed to be representative of the interest factor.
(3) Earnings were insufficient to cover fixed charges by $40,615.
(4) Earnings were insufficient to cover fixed charges by $4,104.